Exhibit 16


                [Letterhead of Amper, Politziner & Mattia, P.C.]

June 18, 2007


Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549


Dear Sirs/Madams:

We have read Item 4.01 of Escala Group, Inc.'s (the "Company") Amendment No. 2 to Form 8-K dated June 4, 2007 (the "8-K") as filed with the Securities and Exchange Commission (the "SEC") and have the following comments:

Paragraph (a)
-------------

We agree with the statements made in the second, third, fourth and fifth paragraphs in this section. We make no comment as to the accuracy or completeness of the information set forth in Item 8.01. Our lack of comment should not be taken as agreement with the statements made in Item 8.01.


(a) 1. Events between November 2006 and May 20, 2007


We agree with the statements made in the first paragraph, except for the fourth sentence. We do not know what "Management believed." We disagree that Management correctly identified applicable accounting principles.

With respect to the first sentence of the second paragraph, we do not know when Management "decided to prepare the OCA Document and submit it to the OCA." We agree with the second sentence of the second paragraph. We disagree with the statement made in the third sentence. We do not believe that obtaining the OCA's views in response to the OCA Document would "allow[ ] the Company to complete the 2006 10-K." We did not review or approve the submission of the final OCA Document and we disagreed with certain aspects of the drafts of the OCA Document that were provided to us.

We agree with the statements made in the third and fourth paragraphs of this section.


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(a) 2. Meeting of May 22, 2007
------------------------------

We agree with the statements made in the first and second paragraphs. For purposes of clarification, we refer to our May 29 email, see 4.01(a)3 of 8-K, as well as to the second paragraph of 4.01(a)2.

We disagree with Management's response made in the third paragraph for the reasons summarized in the 8-K.

We disagree with the statements made in the fourth paragraph. The drafts of the OCA Document provided to Amper relied upon the Afinsa Report. We believe that all information regarding the Company's transactions with Afinsa should be considered in order for the Company's investigation to be complete. We refer to the reasons stated in the second paragraph and the May 29 email.

We agree with the statements made in the first sentence of the fifth paragraph. For the purposes of clarification, the documents provided were in Spanish and we were not provided with an English translated version. With respect to the second sentence of the fifth paragraph, we do not know why Management did not send the Afinsa Report to us sooner. With respect to the third sentence of the fifth paragraph, we do not know when Management received the "first such translated section," nor do we know whether Management accurately "summarized" such "first such translated section" and included such summary in the draft OCA Document that was provided to Amper on May 9, because the Company has not provided us with any translations of any sections of the Afinsa Report.

We agree with the statements made in the sixth paragraph.

We have no basis upon which to agree or disagree with the accuracy of the statements made in Management's response in the seventh paragraph, as we were not provided a copy of the final OCA submission.

With respect to the statements in the eighth paragraph, we do not know why the Company did not initially include details of the Afinsa Inventory Sales in the draft OCA Documents. With respect to the second sentence of the eighth paragraph, we do not know the extent to which such matters previously were or were not disclosed by the Company to the relevant regulatory authorities. We agree with the third sentence of the eighth paragraph. With respect to the fourth sentence of the eighth paragraph, the Company has not provided us with the final version of the OCA Document provided by the Company to the OCA, and therefore we have no basis to agree or disagree. We did express concerns as to whether the OCA Document had complete and accurate information concerning the Company's transactions with Afinsa.


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We disagree with the statement in the ninth paragraph for the reasons described in the 8-K.

We agree with the statement in the tenth paragraph. We disagree with Management's response in the eleventh paragraph that the Company provided us ample opportunity to review and provide comments on the OCA Document.

We have no basis upon which to agree or disagree with the accuracy of the statements made in the twelfth paragraph.

We agree with the statements in the thirteenth paragraph. We disagree with Management's response in the first sentence of the fourteenth paragraph based upon the facts known to us.

We have no basis upon which to agree or disagree with the accuracy of the statements made in the fifteenth paragraph.

We agree with the statement in the sixteenth paragraph. For purposes of clarification, as auditors we form our opinion on the financial statements taken as whole. We did not complete our audit of the proposed restatement and accordingly have formed no opinion on those financial statements.

We have no basis upon which to agree or disagree with the accuracy of the statements made in the seventeenth paragraph.


(a) 3. Email of May 29, 2007
----------------------------

We agree with the statements made in the first and second paragraphs.

We disagree with the statements made in Management's response in the third paragraph based upon the matters set forth in the second paragraph and in section (a)2.

We agree with the accuracy of the statements made in the fourth paragraph.


Other Reportable Events
-----------------------


We agree with the statements made in the first and third paragraphs.

We have no basis upon which to agree or disagree with the accuracy of the statements made in the second sentence of the second paragraph, as we have not yet received authorization from the Company to speak with a successor public accounting firm.


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Item 8.01.  Other Events
------------------------

We make no comment as to the accuracy or completeness of the information set forth in Item 8.01. Our lack of comment should not be taken as agreement with the statements made in Item 8.01.


Yours truly,


/s/ Amper, Politziner & Mattia P.C.

Amper, Politziner & Mattia P.C.

cc:   Escala Group Inc.






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